VIA EDGAR

October 10, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Williams:

This letter responds to the comments to the Registrant’s registration statement on Form N-14 that were provided to me by telephone on Wednesday, October 8, 2008 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch-1st Source Income Fund, a series of Wasatch Funds, Inc. (the “Company”), will acquire all of the assets of the 1st Source Monogram Income Fund, a series of The Coventry Group, in exchange for shares of the Wasatch-1st Source Income Fund and the assumption by the Wasatch-1st Source Income Fund of the liabilities of the 1st Source Monogram Income Fund, (ii) the Wasatch-1st Source Income Equity Fund, a series of the Company, will acquire all of the assets of the 1st Source Monogram Income Equity Fund, a series of The Coventry Group, in exchange for shares of the Wasatch-1st Source Income Equity Fund and the assumption by the Wasatch-1st Source Income Equity Fund of the liabilities of the 1st Source Monogram Income Equity Fund and (iii) the Wasatch-1st Source Long/Short Fund, a series of the Company, will acquire all of the assets of the 1st Source Monogram Long/Short Fund, a series of The Coventry Group, in exchange for shares of the Wasatch-1 st Source Long/Short Fund and the assumption by the Wasatch-1st Source Long/Short Fund of the liabilities of the 1st Source Monogram Long/Short Fund.

1. SEC Comment: Under the section entitled “Important Shareholder Information”, please amend the first paragraph and reorder so that the proposals are in a table format and please amend the third paragraph so that the information is in several paragraphs.

Response: The changes will be made as requested.

2. SEC Comment: Please revise the Notice so that each proposal is a separate proposal.

Response: The change will be made as requested.

3. SEC Comment: In the Proxy Statement/Prospectus, please reformat the list in the second paragraph and make it bullet points.

Response: The change will be made as requested.

4. SEC Comment: Under the section “Common Questions and Answers about the Proposed Reorganization” in the Proxy Statement/Prospectus, please amend the section and discuss the increase in the management fee for the Wasatch-1st Source Income Equity Fund.

Response: The following disclosure will be added to that section:

Q: Are there any differences in the investment advisory fee in connection with the Proposed Reorganization?

A: 1st Source Advisors and Wasatch Advisors have entered into investment advisory agreements relating to the 1st Source Funds and Wasatch Funds, respectively.

The following chart states the investment advisory fees of each 1st Source Fund and the corresponding Wasatch Fund. Each corresponding Wasatch Fund’s investment advisory fees are identical to that of the 1st Source Fund, except that the advisory fee for the Wasatch-1st Source Income Equity Fund is higher than that of the 1st Source Monogram Income Equity Fund. Wasatch Advisors has agreed to implement a fee waiver whereby the total expenses of the Wasatch-1st Source Income Equity Fund will be capped at 1.10% until January 31, 2011. Pursuant to this expense limitation, Wasatch Advisors will pay all expenses, excluding interest, taxes, brokerage commissions, acquired fund fee and expenses, other investment related costs and extraordinary expenses, in excess of such limitation. Wasatch Advisors may rescind this contractual limitation on expenses any time after January 31, 2011. Wasatch Advisors has agreed not to increase the investment advisory fee for the Wasatch-1st Source Income Equity Fund for a period of two (2) years following the closing of the transaction.

No.	1st Source Fund	Investment Advisory Fees of the 1st Source Fund	Wasatch Fund	Investment Advisory Fees of the Wasatch Fund
1.	1st Source Monogram Income Fund	0.55%	Wasatch-1st Source Income Fund	0.55%

2.	1st Source Monogram Income Equity Fund	0.80%	Wasatch-1st Source Income Equity Fund	0.90%

3.	1st Source Monogram Long/Short Fund	1.10%	Wasatch-1st Source Long/Short Fund	1.10%

5. SEC Comment: Under the section “Common Questions and Answers about the Proposed Reorganization-Why has the Reorganization of the 1st Source Funds into the Wasatch Funds been recommended?” in the Proxy Statement/Prospectus, please indicate if Wasatch Advisors, Inc. will pay costs other than those related to the solicitation.

Response: Pursuant to the Agreement and Plan of Reorganization, Wasatch Advisors, Inc. shall pay costs relating to the solicitation of the shareholders of the 1st Source Monogram Funds (inclusive of legal fees and expenses, printing, mailing the proxy statement and soliciting proxies), to the extent that such costs are solely and directly related to the Reorganization. Any other costs that are solely and directly related to the Reorganization and not reflected in the foregoing sentence shall be shared by Wasatch Advisors, Inc. and 1st Source Advisors as they may mutually agree.

6. SEC Comment: Under the section “Common Questions and Answers about the Proposed Reorganization- What are the costs and federal tax implications to shareholders in connection with the proposed Reorganization?” in the Proxy Statement/Prospectus, please amend the section and discuss the impact of a distribution to shareholders in advance of the reorganization, if applicable.

Response: The following disclosure will be added to that section: “However, immediately prior to the Reorganization, each 1st Source Fund will declare and pay a final distribution to its shareholders of all of its investment company taxable income (and net tax-exempt income, if any) for taxable years ending on or before the effective time of the Reorganization and all of its net capital gain, if any, recognized in those years. The sale of securities by a 1st Source Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could increase the amount of the final distribution it makes before the Reorganization.

7. SEC Comment: Under the section “Summary” in the Proxy Statement/Prospectus, please amend the section to include a further explanation as to the reasons for the increase in the management fee for the Wasatch 1st Source Income Equity Fund.

Response: The following disclosure will be added to the section:

Investment Advisory (Management) Fee. Pursuant to the Reorganization, the shareholders of the 1st Source Funds will receive shares of the corresponding Wasatch Fund equal in value to their investment in the 1st Source Fund if the Reorganization is approved. Accordingly, the 1 st Source shareholders will become shareholders of the corresponding Wasatch Fund. Wasatch Advisors is the adviser to the Wasatch Funds. 1st Source Advisors will serve as a sub-adviser to the Wasatch-1st Source Income Fund. The management fees for the Wasatch-1st Source Income Fund and the Wasatch-1st Source Long/Short Fund will be the same as the corresponding 1st Source Fund. The management fee for the Wasatch-1st Source Income Equity Fund is 0.90% of average daily net assets, which is 0.10% higher than the management fee of the corresponding 1st Source Income Equity Fund.

In evaluating the Reorganization, the Coventry Board considered, among other things, the proposed fees and expenses of the corresponding Wasatch Funds. The Coventry Board recognized that the management fees of the Wasatch-1st Source Income Fund and Wasatch-1st Source Long/Short Fund were the same as the corresponding 1st Source Fund. Although the management fee of the Wasatch-1st Source Equity Fund was higher than its corresponding 1 st Source Fund, the Coventry Board noted that the projected total expense ratio for the Wasatch-1st Source Fund was expected to be lower than the corresponding 1st Source Fund. Further, Wasatch Advisors agreed at the Coventry Board’s request to reimburse the Wasatch-1st Source Income Equity Fund for total annual fund operating expenses in excess of 1.10% of average daily net assets through January 31, 2011 (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, other investment related costs and extraordinary expenses). The Coventry Board noted that this expense limitation was below the actual fees of the 1st Source Income Equity Fund for its past fiscal year. Wasatch Advisors also agreed to not increase the management fee of the Wasatch-1st Source Income Equity Fund for a period of two years following the closing of the Reorganization. In light of the foregoing, including a review of the services that will be provided by Wasatch Advisors, the Coventry Board approved the Reorganization and recommended approval by shareholders.

8. SEC Comment: Under the section “Summary- What are the fees and expenses of each Fund and what should I expect them to be after the Reorganization?” in the Proxy Statement/Prospectus, please explain why there is no footnote regarding sub-advisory fees for all the Funds.

Response: 1st Source Corporation Investment Advisors, Inc. will be the sub-advisor for the Wasatch-1st Source Income Fund only. Therefore, no footnote is necessary for the Wasatch-1st Source Income Equity Fund or the Wasatch-1st Source Long/Short Fund.

9. SEC Comment: Under the section “Summary- What are the fees and expenses of each Fund and what should I expect them to be after the Reorganization?” in the Proxy Statement/Prospectus, please disclose in a footnote to each table that Wasatch Funds will waive the redemption fee for all transferring 1st Source Funds shareholders for a period of 60 days following the Reorganization.

Response: The change will be made as requested.

10. SEC Comment: Under the section “Information about the Reorganization and the Plan-What are the capitalizations of the Funds and what might the capitalization be after the Reorganization?” in the Proxy Statement/Prospectus, please complete the capitalization table.

Response: The section will be amended as follows:

The following table sets forth the capitalization of each 1st Source Fund as of October 6, 2008 and, on a pro forma basis, the capitalization of each Wasatch Fund as of October 6, 2008, assuming that the Plan is approved. Pro forma capitalization information is provided for each Wasatch Fund, as each such fund will not have commenced operations prior to the Reorganization in which it is participating. The following are examples of the number of shares of a Wasatch Fund that would be exchanged for the shares of the corresponding 1st Source Fund if the Reorganization was consummated on November 24, 2008 and do not reflect the number of shares or value of shares that would actually be received if the Reorganization, as depicted, occurs. Each shareholder of a 1st Source Fund will receive the number of full and fractional shares of its corresponding Wasatch Fund equal in value to the value (as of the last business day prior to the Closing Date) of his or her shares of the applicable 1st Source Fund held by the shareholder. As noted, each Wasatch Fund is a newly-organized fund, without assets or liabilities, and was created for the purpose of acquiring the assets and liabilities of the corresponding 1st Source Fund. Each Wasatch Fund will be the accounting survivor for financial statement purposes.

1. 1st Source Monogram Income Fund/Wasatch-1st Source Income Fund

	1st Source Fund (unaudited)	Pro Forma Adjustments to Capitalization	Wasatch Fund after Reorganization (estimated)* (unaudited)
Net assets	$90,013,873	—	$90,013,873
Total shares outstanding	9,291,353	—	9,291,353

*The estimated numbers are examples of the number shares of a Wasatch Fund that would be exchanged for the shares of the corresponding 1st Source Fund if the Reorganization was consummated on November 24, 2008 and do not reflect the number of shares or value of shares that would actually be received if the Reorganization, as depicted, occurs.

2. 1st Source Monogram Income Equity Fund/Wasatch-1st Source Income Equity Fund

	1st Source Fund (unaudited)	Pro Forma Adjustments to Capitalization	Wasatch Fund after Reorganization (estimated)* (unaudited)
Net assets	$719,557,600	—	$719,557,600
Total shares outstanding	60,960,345	—	60,960,345

*The estimated numbers are examples of the number shares of a Wasatch Fund that would be exchanged for the shares of the corresponding 1st Source Fund if the Reorganization was consummated on November 24, 2008 and do not reflect the number of shares or value of shares that would actually be received if the Reorganization, as depicted, occurs.

3. 1st Source Monogram Long/Short Fund/Wasatch-1st Source Long/Short Fund

	1st Source Fund (unaudited)	Pro Forma Adjustments to Capitalization	Wasatch Fund after Reorganization (estimated)* (unaudited)
Net assets	$108,622,162	—	$108,622,162
Total shares outstanding	10,957,959	—	10,957,959

*The estimated numbers are examples of the number shares of a Wasatch Fund that would be exchanged for the shares of the corresponding 1st Source Fund if the Reorganization was consummated on November 24, 2008 and do not reflect the number of shares or value of shares that would actually be received if the Reorganization, as depicted, occurs.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	Russell L. Biles

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